Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: April 7, 2022

Drew Barrymore Joins Grove Collaborative to Build a Plastic-Free Future

Drew Barrymore joins the company as an Investor and first-ever Global Brand and Sustainability Advocate to collaborate on a shared belief that sustainability is the only future

SAN FRANCISCO – April 7, 2022 – Grove Collaborative (“Grove” or “the Company”), a leading sustainable consumer products company and Certified B Corp, announced today actress and entrepreneur Drew Barrymore has joined the Company as an investor and its first-ever Global Brand and Sustainability Advocate. Grove, fueled by a mission to transform the consumer products industry into a force for human and environmental good, has partnered with Barrymore to shed light on the severity of the plastic crisis and the urgent need for individuals and corporations to take immediate collective action to create a more sustainable future.

“I've spent years looking for easy, real solutions for a more earth-friendly lifestyle at home for my family and the world around me," said Barrymore. "I have been a fan of Grove products since I discovered their starter kit and am inspired by their goal of being 100% plastic free by 2025. I'm thrilled to join the Grove team so that we can make it easier for everyone to make the important switch to more sustainable products and fight the plastic crisis our world is facing.

The partnership launches with Grove’s first multi-channel brand campaign, “Wish-cycling,” which features Barrymore and sets out to debunk the myth that plastic recycling is the solution to the plastic crisis. The campaign will run across a host of media channels such as TV, social, radio and Out of Home. Grove has been leading zero plastic waste product innovation within the CPG industry, and in the last year has added nearly 100 new Grove Co. and Peach Not Plastic products, its owned household cleaning and personal care brands, respectively - showing that it is possible for the industry to innovate away from plastic.

Wish-cycling, or putting something in the recycling bin wishing and hoping it gets recycled is a harmful assumption that often leads companies and individuals to justify creating and consuming even more single-use plastic products. In reality, only 9% of the plastic we consume ever gets recycled - no matter how much we put in the recycling bin. Grove and Barrymore are on a mission to educate and inspire collective action with the goal of eliminating plastic from our daily lives for good and for the good of our planet.

“Drew is such a positive and authentic person, and she is an incredible example of someone who strives to affect change by inspiring and educating others,” said Stu Landesberg, CEO and co-founder of Grove Collaborative. “We are thrilled to welcome Drew to the team to work together towards a common goal of creating a more sustainable plastic-free future.”

In addition to appearing in the Wish-Cycling ad campaign, Barrymore will work closely with Grove’s product development team on Grove Collaborative’s flagship home care brand, Grove Co., to bring her unique and delightful perspective to future product innovation and help move the brand closer to its plastic-free goal. She will also join Grove’s advocacy work to lead the industry at large out of its reliance on plastic packaging.

In 2020, Grove created its Plastic Working Group for third-party brands to collaborate and work together to solve the plastic problem. The group is composed of over 85 brands such as Seventh Generation, Method, Mrs. Meyer’s and others who are working together to catalyze the home and personal care industry through collaboration, information exchange and sharing best practices. Grove Collaborative recently became a public benefit corporation and over the last 2 years, Grove customers have avoided over 4.25 million pounds of plastic from ever being produced, by choosing Grove Collaborative’s owned brands, Grove Co. and Peach products. This savings is equivalent to the weight of 209 million plastic bottles.

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit www.grove.co.

On December 7, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company (SPAC) sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

About Drew Barrymore

Drew Barrymore was born in Culver City, California, into a revered acting family that includes, among many others, her grandfather John Barrymore. She started performing in commercials before her first birthday. At age six she was chosen by director Steven Spielberg to co-star as ‘Gertie’ in E.T.: The Extraterrestrial.  In 1995, she created her own production company, Flower Films, with partner Nancy Juvonen. Their first film was the 1999 comedy Never Been Kissed, followed by the box office hit Charlie’s Angels in 2000. Firmly established as a production powerhouse, Flower Films subsequently produced the features 50 First Dates, cult favorite Donnie Darko, Duplex, Charlie’s Angels: Full Throttle, Music and Lyrics, Fever Pitch, He’s Just Not That Into You and Whip It, which she directed and appeared in. Drew won a 2009 Golden Globe Award and Screen Actors Guild Award for her role as fallen heiress Edith Bouvier Beale in the lauded HBO production of Grey Gardens. She most recently starred in and executive produced the Netflix original series Santa Clarita Diet.

Drew’s new talk show, The Drew Barrymore Show premiered on September 14, 2020 and is currently in its second season. In June 2021, Drew launched DREW magazine. In addition to Drew’s extensive film and television career, Drew is also the founder of Barrymore Brands. In 2013, Drew launched FLOWER Beauty, a cosmetics company. Drew has added eyewear, home, kids, hair tools and paint to her brand. In 2021, Drew introduced Beautiful kitchen tools and appliances, which is carried at 2,500 Walmart stores nationwide and online. On November 2, 2021, Drew launched her first lifestyle book with Pilar Valdes, “Rebel Homemaker: Food, Family, Life.”

Additional Information and Where to Find It
In connection with the proposed business combination, VGII filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022 (as amended on March 10, 2022), a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, which VGII filed with the SEC on January 18, 2022 (as amended on March 10, 2022). Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Contacts

JBC for Grove Collaborative

grove@jenniferbett.com

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